 Exhibit 2

NICO ECHO PARK, BENEFIT CORP.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 22, 2021

TO NICO REIT'S STOCKHOLDERS:

Please take notice that a special meeting of stockholders (the “Special Meeting”) of Nico Echo Park, Benefit Corp., a Maryland benefit corporation. (“Nico REIT,” together with the consolidated subsidiaries, collectively, the “Company”) will be held on Monday, November 22, 2021 at 10 a.m., PST. The Special Meeting will be a completely “virtual meeting” of stockholders. You will be able to attend the Special Meeting and submit your questions during the Special Meeting via live webcast by visiting www.meetnow.global/MPZAA29. Prior to the Special Meeting, you will be able to authorize a proxy to vote your shares using the proxy cards attached hereto and submitting it in accordance with the instructions in the Proxy Solicitation and Information Statement attached to this Notice of Special Meeting.

The Special Meeting will be held for the purpose of considering and voting upon:

1.	Approval of the merger of Neighborhood Acquisitions I, LLC, a Delaware limited liability company (“Merger Sub”) with and into the Company, with the Company as the surviving entity, pursuant to the Merger Agreement among the Company, Merger Sub and The Neighborhood Investment Company (Nico), Inc., a Delaware corporation (“Sponsor”).

2.	Such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

The Board of Directors of Nico REIT recommends a vote “FOR” proposal #1. You should carefully review the accompanying Proxy Solicitation and Information Statement which contains additional information.

The Board of Directors has fixed the close of business on November 3, 2021 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof.

By order of the Board of Directors

/s/ John Chaffetz__                           ________________

John Chaffetz, President and Secretary

November 11, 2021

STOCKHOLDERS, WHETHER OR NOT THEY EXPECT TO ATTEND THE VIRTUAL MEETING, ARE REQUESTED TO AUTHORIZE A PROXY TO VOTE THEIR SHARES ELECTRONICALLY VIA THE INTERNET BY COMPLETING AND RETURNING THE PROXY CARD. THE INSTRUCTIONS ARE PRINTED ON YOUR PROXY CARD AND INCLUDED IN THE ACCOMPANYING PROXY SOLICITATION AND INFORMATION STATEMENT.

IT IS IMPORTANT THAT YOU VOTE YOUR COMMON SHARES. YOUR FAILURE TO PROMPTLY VOTE YOUR SHARES INCREASES THE OPERATING COSTS OF YOUR INVESTMENT.

NICO ECHO PARK, BENEFIT CORP.

PROXY SOLICITATION AND INFORMATION STATEMENT
FOR THE
Special MEETING OF STOCKHOLDERS TO BE HELD
November 22, 2021

NICO REIT’S BOARD OF DIRECTORS HAS ALREADY APPROVED THE MERGER AND RECOMMENDS THAT NICO ECHO PARK, BENEFIT CORP. STOCKHOLDERS APPROVE THE MERGER PURSUANT TO THE MERGER AGREEMENT

TO THE STOCKHOLDERS OF
NICO ECHO PARK, BENEFIT CORP.

This Proxy Solicitation and Information Statement (this “Information Statement”) is furnished in connection with the solicitation of proxies by the board of directors (the “Board”) of Nico Echo Park, Benefit Corp., a Maryland benefit corporation (“Nico REIT”, “we”, “us”, “our” or similar terms) for use at the special meeting of stockholders scheduled to be held on Monday, November 22, 2021 at 10 a.m., PST time, via live webcast at www.meetnow.global/MPZAA29, or any postponement or adjournment thereof (the “Special Meeting”). The password for the Special Meeting is located on your proxy card.

The purpose of this Information Statement is to (i) provide certain information regarding the proposed acquisition of Nico REIT by The Neighborhood Investment Company (Nico), Inc., a Delaware corporation (the “Sponsor”), which is an affiliate of Nico Asset Management, LLC (the “Manager”), and (ii) solicit proxies in the form attached hereto as Annex B (each a “Proxy Card”) for use at the Special Meeting to vote on the approval of the proposed acquisition of Nico REIT by an affiliate of the Sponsor pursuant to a merger (the “Merger”) of Nico REIT into such affiliate.

The Sponsor and Nico REIT’s subsidiary operating partnership properties (the “Operating Partnership”) that holds the Company’s portfolio of properties (the “Portfolio”) will bear the costs of the solicitation of its proxies in connection with the Special Meeting, including the costs of retaining a third party to assist the Company in preparing, assembling and distributing proxy materials and the handling and tabulation of proxies received. In addition to the solicitation of proxies by email, the Company and the Manager may solicit proxies in connection with the Special Meeting by mail, telephone, personal interviews or otherwise. Directors, officers and employees of the Company and the Manager will not be paid any additional compensation for soliciting proxies.

All properly signed and unrevoked Proxy Cards that are received in time for the Special Meeting will be voted at the Special Meeting in accordance with the specification thereon. If no specification is made, signed proxies will be voted “For” the proposal “Approval of the Merger pursuant to the Merger Agreement”.

You may revoke your proxy and reclaim your right to vote by submitting a later-dated Proxy Card by email by following the instructions on your proxy or voting card prior to the date of the Special Meeting.

The Merger. The proposed acquisition of the Company by Sponsor will be accomplished through the Merger. The Merger is structured as a merger of a wholly owned subsidiary of Sponsor, Neighborhood Acquisitions I, LLC, a Delaware limited liability company (“Merger Sub”) with and into Nico REIT, with Nico REIT being the surviving entity and thereby becoming a wholly owned subsidiary of Sponsor (the “Surviving Entity”), pursuant to the Agreement and Plan of Merger, by and among Sponsor, Merger Sub and Nico REIT (the “Merger Agreement”), upon the satisfaction or waiver of certain conditions as set forth in the Merger Agreement.

A copy of the Merger Agreement is attached as Annex A to this Information Statement. After careful consideration, on November 2, 2021, the “disinterested” directors (as defined by Maryland law and the Investment Company Act of 1940) of the Board determined that the Merger was advisable and in the best interests of the Nico REIT and Nico REIT’s stockholders and approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. In the Merger, Nico REIT’s outstanding shares of Class L and Class NL common stock (collectively, the “Common Stock”, and the holders of such Common Stock are referred to herein as the “Stockholders”) will each be canceled and converted into the right to receive cash as more fully described herein.

Record Date. As of November 3, 2021, the record date for determining the Stockholders entitled to vote on the proposal to approve the Merger (the “Record Date”), 33,989 shares of Common Stock (including the 4,863 shares held by the directors and other affiliates of the Sponsor) were issued and outstanding. Each holder of outstanding Common Stock is entitled to one vote for each share outstanding in his, her or its name on the record books of the Nico REIT as of the Record Date (subject to the requirement that a majority of “disinterested” Stockholders approve the Merger, as described below).

Quorum; Required Approvals. The presence, in person or by proxy, of the holders of Common Stock entitled to cast a majority of all the votes entitled to be cast at the Special Meeting on any matter will constitute a quorum at the Special Meeting. The affirmative vote of at least (i) a majority of the outstanding shares of Common Stock held by all Stockholders, as well as (ii) a majority of the outstanding shares of Common Stock held by “disinterested” Stockholders, in each case acting together as a single class, are the only votes of the holders of Common Stock required under Maryland law to approve the Merger. The Board has determined to require the additional vote of a majority of “disinterested” Stockholders because the Merger is an affiliated transaction between Nico REIT and affiliates of the Sponsor. Votes will be tabulated by Pacific Stock Transfer Company (the “Paying Agent”).

Please note that the Merger Agreement, in accordance with its terms, may be modified prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), subject to its terms and the requirements of applicable law.

The Board has unanimously approved the Merger and the transactions related thereto and has unanimously determined that the terms and conditions of the Merger and the Merger Agreement are advisable and in the best interests of Nico REIT and the Stockholders. After careful consideration, the Board unanimously recommends that the Stockholders vote “For” the proposal “Approval of the Merger pursuant to the Merger Agreement”. Stockholders can exercise their vote by completing the enclosed Proxy Card.

THE MERGER INVOLVES CERTAIN RISKS TO THE STOCKHOLDERS. PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 19 OF THIS INFORMATION STATEMENT.

DETAILS REGARDING THE VIRTUAL SPECIAL MEETING

The Special Meeting will be held online on November 22, 2021 at 10 a.m., PST time, via live webcast. Stockholders of record as of the close of business on November 3, 2021 will be able to attend and participate in the Special Meeting online by accessing www.meetnow.global/MPZAA29 and following the log in instructions below. Even if you plan to attend the Special Meeting online, we recommend that you authorize a proxy to vote your shares as described herein so that your vote will be counted if you decide not to attend the Special Meeting.

Access to the Audio Webcast of the Special Meeting. The live audio webcast of the Special Meeting will begin promptly at 10 a.m., PST. Online access to the audio webcast will open approximately thirty minutes prior to the start of the Special Meeting to allow time for our Stockholders to log in and test the computer audio system. We encourage our Stockholders to access the Special Meeting prior to the start time.

Log in Instructions. To attend the Special Meeting, log in at www.meetnow.global/MPZAA29. Stockholders will need their unique 14-digit control number, which appears on the front of your proxy card. In the event that you do not have a control number, please contact investors@mynico.com as soon as possible and no later than November 19, 2021, so that you can be provided with a control number and gain access to the Special Meeting. If, for any reason, you are unable to locate your control number, you will still be able to join the Special Meeting as a guest by accessing www.meetnow.global/MPZAA29 and following the guest log-in instructions; you will not, however, be able to ask questions.

Submitting Questions at the Special Meeting. As part of the Special Meeting, we will hold a live question and answer session, during which we intend to answer questions submitted during the meeting that are pertinent to the Company and the Special Meeting matters, as time permits. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Availability of live webcast to team members and other constituents. The live audio webcast will be available to not only our Stockholders but also to our team members and other constituents. Such constituents will be able to attend the virtual Special Meeting by accessing www.meetnow.global/MPZAA29 and following the guest log-in instructions; they will not, however, be able to vote or ask questions.

TABLE OF CONTENTS

Page

Questions and Answers	1

SUMMARY	5
Company Overview	5
Background and Reasons for the Merger	6
Merger Consideration	7
Stockholder Approval	7
Expected Closing Date	7

INFORMATION RELATING TO THE PROXY CARD	8

PROPOSAL 1 - THE MERGER	10
The Parties	10
Background and Reasons for the Merger	10
Interests of Certain Directors and Officers of the Company	11
The Merger	13
Effectiveness of the Merger	13
Merger Consideration	13
Determination of Merger Consideration	13
Appraisal Rights	15

THE MERGER AGREEMENT	16
Overview	16
Conduct of Nico REIT’s Business Prior to the Merger	17
Certain Tax Matters	18
Fees and Expenses	18
No Solicitation	18

RISK FACTORS	19
Risks Related to the Merger	19
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	21

Annexes

Annex A	–	Agreement and Plan of Merger
Annex B	–	Proxy Card

Company Financial Data

See: Annual Report on Form 1-K and Semiannual Report on Form 1-SA

i

Questions and Answers

The following are answers to some questions that you may have regarding the Merger. We urge you to read carefully this entire Information Statement, including the exhibits attached hereto, and the documents incorporated by reference into this Information Statement, because the information contained herein may not provide all the information that might be important to you.

Q:	Why am I receiving this Information Statement?

A:	This Information Statement is being furnished to (i) provide the Stockholders with certain information regarding the proposed acquisition of Nico REIT by the Sponsor, and (ii) solicit proxies for use at the Special Meeting, scheduled to be held virtually on November 22, 2021 to vote on the approval of certain matters pertaining to the proposed acquisition of Nico REIT by the Sponsor.

Q:	What will happen in the Merger?

A:	Nico REIT and the Sponsor, which is an affiliate of the Manager, are combining their companies through the merger of Merger Sub, a wholly owned subsidiary of the Sponsor, with and into Nico REIT, which will continue as the surviving entity (“Surviving Entity”). Following the Merger, each share of Common Stock will be converted into the right to receive cash as more fully described in this Information Statement. The Surviving Entity will continue as the general partner of the Operating Partnership.

Q:	Has the Board approved the Merger?

A:	Yes. The Board has unanimously determined that the Merger is advisable and in the best interests of Nico REIT and its Stockholders. Pursuant to Maryland law, because the Merger is considered an interested director transaction due to the fact that two of Nico REIT’s directors, Max Levine and John Chaffetz, are principals of the Sponsor, the transaction was also initially approved by all the disinterested directors who recommended to the full Board that it approve the Merger.

Q:	What are the reasons for the Merger?

A:	After roughly 1.5 years in business, all of which time was during the COVID-19 emergency, the Board does not believe that the business is sustainable at its current scale. The Manager put forth a proposal to the Board for a merger transaction that would effectively wind down Nico REIT, while returning all capital invested by Stockholders plus a 5.4% return premium to such capital.

Q:	Will I still be able to submit redemption requests pending completion of the Merger?

A:	Redemption requests will be suspended pending completion of the Merger. After completion of the Merger, all Stockholders will receive the Merger Consideration (defined below) applicable to the Common Stock they hold.

Q:	How was the amount of cash per share of Common Stock determined for purposes of the Merger?

A:

The amount of cash per share of Common Stock was determined for the purpose of the Merger by using the net asset value (“NAV”) per share as of June 30, 2021 as announced in our 253(g)(2) and 1-U filings made on September 30, 2021, which may be accessed here.

Our Manager and Board believe that the cash per share of Common Stock being proposed for the Merger of $10.01 per share (the “Merger Consideration”) represents the fair market value of the Class-L and Class-NL Common Shares of Nico REIT. This share price represents the Manager’s estimate of the fair market value of the Portfolio owned by the Company, based on data available to the Manager, including third party reports and brokers’ estimates of value for the properties, plus other assets less liabilities of the Company.

In determining the fair market value of the Portfolio, the Board relied on an estimated range of the market value of Nico REIT’s properties provided as of August 10, 2021 by an experienced local investment sales broker who is affiliated with a national brokerage firm. The broker provided an estimated high and low market value for each property in the Company’s Portfolio which in the aggregate totaled $30.8 million and $29.9 million, respectively, and the Manager estimated the fair market value by taking the midpoint of these value ranges. In aggregate, this estimate of fair market value for the Portfolio is $30.3 million, which represents a 5.9% premium to our most recent appraisals that were performed by a nationally recognized appraiser as of December 31, 2020.

The Manager believes, and the Board concurred, that this approach is a reasonable estimate of the fair market value for the Portfolio and would represent a strong execution in the current market, excluding selling costs, should the properties be sold in the near term. It also represents a 5.4% premium to the initial purchase price (i.e., $9.50) of the Common Stock. The Board has determined that the Merger Consideration is fair and reasonable to the stockholders as of the date of the Merger Agreement.

Q:	How and when will I receive my Merger Consideration?

A:	The Company has designated the Paying Agent to receive the full amount to be paid by the Sponsor as consideration for the Common Stock in relation to the Merger. Following the Merger, the Paying Agent will send Stockholders the Merger Consideration (defined below) applicable to the Common Stock they hold.

Q:	Is a vote by the Stockholders required to approve the Merger?

A:	Yes. The affirmative vote of holders of at least (i) a majority of the outstanding shares of Common Stock held by all Stockholders, as well as (ii) a majority of the outstanding shares of Common Stock held by “disinterested” Stockholders, in each case acting together as a single class, is required under Maryland law for approval of the Merger. The Board has determined to require the additional vote of a majority of “disinterested” Stockholders because the Merger is an affiliated transaction between Nico REIT and affiliates of the Sponsor.

Q:	If I have not submitted a proxy prior to the virtual special meeting, may I still vote at the meeting?

A:	Yes. You will be entitled to vote during the Special Meeting by using your unique 12-digit control number, which appears on the front of your proxy card to log into an electronic voting platform provided by Pacific Stock Transfer during the meeting.

Q:	Am I entitled to appraisal rights?

A:	No. Pursuant to Nico REIT’s Articles of Amendment and Restatement (the “Charter”), you are not entitled to appraisal rights in connection with the Merger.

Q:	What are the anticipated U.S. federal income tax consequences to me of the Merger?

A:	The Merger will be a taxable event for the Stockholders. You are encouraged to review the discussion of the U.S. federal income tax consequences of the Merger under the heading “Certain Material U.S. Federal Income Tax Consequences” beginning on page 21 of this Information Statement and consult with your tax advisor in order to determine the tax consequences to you of the Merger.

Q:	When is the Merger expected to be completed?

A:	The Merger will be completed shortly after approval by the Stockholders during the Special Meeting. However, there is no guarantee that the Merger will close in accordance with this timing.

Q:	What do I need to do now?

A:	This Information Statement contains important information regarding the Merger. Please carefully review this Information Statement and complete and submit the Proxy Card, enclosed.

Q:	Whom can I contact with my questions?

A:	If you have any questions regarding the Merger or the enclosed materials, please do not hesitate to call The Neighborhood Investment Company (Nico), Inc. at (855) 300-6426 or via email at investors@mynico.com.

SUMMARY

Company Overview

Nico Echo Park, Benefit Corp. (“Nico REIT”) is a Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties in the Echo Park, Silver Lake, and proximate communities in Los Angeles, California (the “Neighborhood”).

On March 27, 2020, Nico REIT’s initial offering statement (the “Offering Statement”) was qualified by the Securities and Exchange Commission (“SEC”). Pursuant to the Offering Statement, Nico REIT sought to raise up to $50 million in shares of common stock (the “Offering”) and intended to use substantially all of the proceeds to invest in properties located in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner” or “Predecessor”), a Delaware limited liability company that is affiliated with the Sponsor.

On May 6, 2020, Nico REIT completed the acquisition of the Seed Asset Owner, an entity that owned the three pre-identified target properties located in Los Angeles, California (collectively, the “Portfolio”), as described below. Immediately prior to its acquisition, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with a Class B member who held a redeemable interest, became the limited partners of the Operating Partnership (the “OP Unitholders”) and Nico REIT became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its contractual redemption option as a holder of OP Units. As of June 30, 2021 and December 31, 2020, respectively, the noncontrolling interest held, in the aggregate, a 97.68% and 96.76% limited partnership interest in the Operating Partnership. The Operating Partnership holds substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, any net proceeds from the Offering were contributed to the Operating Partnership in exchange for OP Units.

Current Portfolio. As of the date of this Information Statement, our Portfolio consists of:

Property	Metropolitan Area	Property Type	Year(s) Built/ Last Major Renovation(1)	Approximate Net Rentable Area (SF)(2)	Number of Units	In-Place Occupancy(3)	Average In-Place Monthly Rent(4)
1412 Echo Park Ave	Los Angeles, CA	Multi-family	1923 /2016	15,794	32 residential	96.77%	$1,515.51
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	1932 /1986	20,700	28 residential	93.10%	$1,772.96
1461 W. Sunset Boulevard	Los Angeles, CA	Mixed-use	1925 /1986	12,480	20 residential / 4 retail	100.00%	$1,750.33

(1)	We define “major renovation” as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.
(2)	Gross building square footage information furnished by the Los Angeles County Office of the Assessor.
(3)	This represents the total occupied square feet divided by the total square footage as of June 30, 2021.
(4)	This represents average in-place monthly rent as of June 30, 2021.

Company Financial Data. See this Annual Report on Form 1-K and Semiannual Report on Form 1-SA for certain financial information (the “Company Financial Data”) for the Company. The Company Financial Data includes (i) the audited consolidated balance sheet as of December 31, 2020, and the related audited consolidated statements of operations, equity and redeemable noncontrolling interest in the Operating Partnership and cash flows for the year ended December 31, 2020 and the period from April 19, 2019 (inception) to December 31, 2019, (ii) the audited consolidated balance sheet of the Predecessor as of December 31, 2019 and the related consolidated statements of operations, redeemable member’s equity and members’ equity, and cash flows for the period from January 1, 2020 to May 5, 2020 and the year ended December 31, 2019, and (iii) the unaudited consolidated balance sheet of the Company as of June 30, 2021, and the related unaudited consolidated statements of operations, equity and redeemable noncontrolling interest in the Operating Partnership for the six-month period ended June 30, 2021.

The Merger. Summaries of the principal terms of the Merger and the Merger Agreement are set forth below. These summaries do not purport to be complete and are qualified in their entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this Information Statement. You are urged to read the Merger Agreement in its entirety. All capitalized terms not specifically defined in this Information Statement have the meaning ascribed to such terms as set forth in the Merger Agreement, unless otherwise provided herein.

Background and Reasons for the Merger

After roughly 1.5 years in business, all of which time was during the COVID-19 emergency, the Board does not believe that the Company’s business is sustainable at its current scale. The Company’s results to date have been encouraging but suggest that it may take some time for the Company’s “Neighborhood Model” to achieve wide-scale adoption. The Company’s experience has increased the management team’s level of conviction in the core premise of community wealth building models and the early movement that the Company has been a part of. However, the Company views this movement towards large scale adoption of community wealth building models as being very early.

The Manager believes that the current size of the Portfolio, which consists of three (3) properties with eighty (80) residential apartments and four (4) commercial spaces, is too small to support the general and administrative expenses associated with being a public company. The Board and the Manager have substantial doubts about our ability to grow our portfolio in the near-to-mid-term such that the general and administrative expenses would be at a sustainable level relative to our revenue.

The Manager has simultaneously explored a sale of the Company’s Portfolio of properties and, following the Merger, the Surviving Entity and the Operating Partnership may, in fact, put the properties on the market. However, the Board agrees with the Manager that pursuing the Merger ahead of a potential sale of the properties provides a quicker, more certain path to return stockholder capital when compared with pursuing a sale process while remaining a public company. Additionally, since the Merger is an affiliated transaction, Nico REIT will be required to provide fewer representations and warranties, will not be required to indemnify the Sponsor, will not be subject to any holdbacks, and will not be required to pay any expenses of the Merger.

The Board has approved and put forth a proposal to Stockholders to approve the Merger that would effectively wind down Nico REIT, while returning all the capital invested by the Stockholders at $9.50 per share plus a premium equal to a 5.4% return above such invested capital.

See “Proposal 1 – The Merger – Background and Reasons for the Merger” for additional information.

Merger Consideration

Assuming there are no changes in the issued and outstanding equity securities of the Company between the Record Date and the date of consummation of the Merger (“Closing Date”), as of the Closing there will be 29,126 shares of Common Stock issued and outstanding (not including 4,863 shares held by the directors and other affiliates of the Sponsor. As a result of the directors’ and Messrs. Levine and Chaffetz’s agreements to have their shares converted to OP Units, the Merger Consideration payable to stockholders will not be reduced by amounts that would be otherwise allocable to shares held by such parties.

Each Stockholder will be entitled to receive a cash payment of $10.01 for each share of Common Stock.

See “Proposal 1 – The Merger – Determination of Merger Consideration” for a detailed description of how the Merger Consideration was determined.

Stockholder Approval

The Maryland General Corporation Law (“MGCL”) and Nico REIT’s Charter require that the Merger be approved by the affirmative vote of holders of at least (i) a majority of the outstanding shares of Common Stock held by all Stockholders, as well as (ii) a majority of the outstanding shares of Common Stock held by “disinterested” Stockholders, in each case acting together as a single class. The Board has determined to require the additional vote of a majority of “disinterested” Stockholders because the Merger is an affiliated transaction between Nico REIT and affiliates of the Sponsor.

Expected Closing Date

The Merger will be completed shortly after approval by the Stockholders at the Special Meeting. The Company expects the Merger will be completed on or about November 22, 2021. However, there is no guarantee that the Merger will close in accordance with this timing.

INFORMATION RELATING TO THE PROXY CARD

General

This Information Statement is being furnished to you by the Board in connection with the solicitation of your approval of certain actions by vote of Stockholders at an upcoming Special Meeting, to be held on November 22, 2021. This Information Statement is first being distributed to the Stockholders on or about November 11, 2021.

No vote by the stockholders of Sponsor is required to consummate the Merger.

Purposes; Recommendation of Nico REIT’s Board of Directors

The purpose of the Proxy Card is to permit representatives of Nico REIT to vote on your behalf in order to approve the Merger at the upcoming Special Meeting.

The Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, based upon the initial unanimous approval, and recommendation to the full Board, by all the disinterested directors. The Board believes that the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of Nico REIT and its Stockholders.

Record Date and Quorum

Only stockholders of record of Nico REIT as of the close of business on the Record Date are entitled to receive this Information Statement. Only the stockholders of record as of the Record Date are entitled to execute the Proxy Card, which is attached hereto as Annex B.

As of the Record Date, 33,989 shares of Common Stock were issued and outstanding (including the 4,863 shares held by the directors and other affiliates of the Sponsor). Each holder of outstanding Common Stock is entitled to one vote for each share outstanding in his, her or its name on the record books of Nico REIT as of the Record Date.

A majority of the outstanding shares of Common Stock as of the close of business on the Record Date represented by proxy will constitute a quorum for the Special Meeting.

Vote Required

Under the MGCL and pursuant to Nico REIT’s Charter and Bylaws, the affirmative vote of the holders of at least (i) a majority of the outstanding shares of Common Stock held by all Stockholders, as well as (ii) a majority of the outstanding shares of Common Stock held by “disinterested” Stockholders, in each case acting together as a single class, are the only votes of the holders of any class or series of Nico REIT’s Common Stock required under Maryland law to approve the Merger. The Board has determined to require the additional vote of a majority of “disinterested” Stockholders because the Merger is an affiliated transaction between Nico REIT and affiliates of the Sponsor.

Voting Procedure

Proxy Cards that are properly submitted using the procedure described below under “Submission of Proxies” will be the only means to vote at the Special Meeting. Each Proxy Card will be counted and tallied against the list of Stockholders of Nico REIT to determine the outcome of the vote. Stockholders are encouraged to submit a proxy card ahead of the meeting. Additionally, Stockholders will be entitled to vote during the Special Meeting by using their unique 12-digit control number, which appears on the front of your proxy card to log into an electronic voting platform provided by Pacific Stock Transfer at the following url:

https://ipst.pacificstocktransfer.com/pxlogin

Revocation of Proxies

A Proxy Card executed and delivered by a Stockholder may subsequently be revoked by emailing notice of revocation to Nico REIT or by submitting by email a later-dated Proxy Card following the instructions herein. A written notice of revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. To prevent confusion, the notice of revocation must be dated. To be effective, a Stockholder’s written notice of revocation of his, her or its previously executed and delivered Proxy Card must be delivered prior to the Special Meeting at which such proxies will be voted.

Submission of Proxies

Please execute the enclosed Proxy Card attached as Annex B. The executed Proxy Card can be delivered by email (if using DocuSign or PDF) to:

investors@mynico.com

If you have any questions regarding the Merger or the enclosed materials (including alternative ways to submit your proxy card), please do not hesitate to call The Neighborhood Investment Company (Nico), Inc. at (855) 300-6426 or via email at investors@mynico.com.

PROPOSAL 1 - THE MERGER

The Parties

The Company. Nico Echo Park, Benefit Corp. (the “Nico REIT,” together with the consolidated subsidiaries, collectively, the “Company”) is a Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties in the Echo Park, Silver Lake, and proximate communities in Los Angeles, California (the “Neighborhood”). The Neighborhood was specifically chosen for its suitability for implementing the “Neighborhood Model” under which local residents of the Neighborhood (whether or not residents of properties owned by the Company) can make incremental investments above their monthly rent payments (or other housing costs if not a resident of the Company’s properties) and own an equity interest in the Company alongside other non-local investors. The Neighborhood Model allows local residents to “build equity while renting” and benefit as long-term stakeholders in the ownership of the Company. In addition, as a “benefit corporation”, Nico REIT is committed to creating a material positive impact on society, considering how decisions affect its community and the environment, and publicly reporting its social and environmental performance using established third-party standards.

Sponsor. The Neighborhood Investment Company (Nico), Inc (“Sponsor”) was founded with a mission to localize and democratize wealth creation. Its first project towards this mission was the formation and launch (in March 2020) of Nico REIT, the world’s first Neighborhood Real Estate Investment Trust (“Neighborhood REIT”) in the Echo Park neighborhood in Los Angeles. The Sponsor is the parent company of Nico REIT’s Manager and its principal equity owners are Max Levine and John Chaffetz, and each serves as a director and executive officer of Nico REIT. See “Interests of Certain Directors and Officer of the Company – Interested Directors”, below for biographical information related to Messrs. Levine and Chaffetz.

Merger Sub. Neighborhood Acquisitions I, LLC is a wholly owned subsidiary of the Sponsor.

Background and Reasons for the Merger

After roughly 1.5 years in business, all of which time was during the COVID-19 emergency, the Company does not believe that the business is sustainable at its current scale. The Company’s results to date have been encouraging but suggest that it may take some time for the Company’s “Neighborhood Model” to achieve wide-scale adoption. The Company’s experience has increased the team’s level of conviction in the core premise of community wealth building models and the early movement that the Company has been a part of. However, the Company views this movement towards large scale adoption of community wealth building models as being very early.

The Manager believes that the current size of the Portfolio, which consists of three (3) properties with eighty (80) residential apartments and four (4) commercial spaces, is too small to support the general and administrative expenses associated with being a public company. The Board and the Manager have substantial doubts about our ability to grow our portfolio in the near-to-mid-term such that the general and administrative expenses would be at a sustainable level relative to our revenue.

For the twelve months period from July 1, 2020 to June 30, 2021 the Company had:

•	Revenue of $1,839,478

•	General and Administrative expenses represented $787,703, or 42.8% of revenue.

•	Funds from Operations of $(602,172) or (32.7%) of revenue.

Our Board and Manager have substantial doubt about our ability to grow the properties in our portfolio. As a result, the Board has approved, and put forth a proposal to Stockholders to approve, the Merger that would effectively wind down Nico REIT, while returning all the capital invested by the Stockholders at $9.50 per share plus a premium equal to a 5.4% return above such invested capital.

The Manager has simultaneously explored a sale of the Company’s Portfolio of properties and the Surviving Entity and, following the Merger, the Operating Partnership may, in fact, put the properties on the market. However, the Board agrees with the Manager that pursuing the Merger ahead of a potential sale of the properties provides a quicker, more certain path to return stockholder capital when compared with pursuing a sale process while remaining a public company. Additionally, since the Merger is an affiliated transaction, Nico REIT will be required to provide fewer representations and warranties, will not be required to indemnify the Sponsor, will not be subject to any holdbacks, and will not be required to pay any expenses of the Merger.

Additionally, the Board believes that this transaction is in the best interests of our OP Unitholders as the administrative costs of being a public company have a significant impact on the value of the OP Units held by them and Nico REIT.

If the Merger is approved and adopted, the Surviving Entity and the OP Unitholders will be in a position to evaluate whether to sell or hold some or all of the assets currently owned by the Company without having to weigh or factor in the administrative costs of being a public company in that decision.

Management believes that the Merger transaction is the safest and most cost-effective way to preserve Stockholder and OP Unitholder capital.

Interests of Certain Directors and Officers of the Company

Interested Directors

You should be aware that the following executive officers and directors of the Board are considered “interested” directors” (as defined by Maryland law and the Investment Company Act of 1940) due to the fact that they are the principal owners of the Sponsor that will be acquiring the Company in the Merger. As such, they have interests in the Merger that may be different from, or may be in addition to, the interests of Stockholders.

Max Levine. Mr. Levine is a director and a co-founder of the Sponsor and is a real estate industry veteran with fourteen years of experience in real estate investment, development, and entrepreneurship. Previously Mr. Levine was the Chief Financial Officer of Storage Deluxe, a leading self-storage and specialty-storage developer in New York City where he managed approximately $400 million in development projects and transactions as CFO, which included the launch of Uovo Fine Art Storage. During his eight-year tenure with Storage Deluxe, Mr. Levine participated in approximately $2 billion in acquisitions, development, financing, and dispositions across roughly 50 projects totaling more than 3 million square feet of real estate. Mr. Levine graduated from Hobart College with a BA with a dual major in Economics and Urban Studies.

John Chaffetz. Mr. Chaffetz is a director and a co-founder of the Sponsor and brings extensive experience as an entrepreneur and real estate investment professional. In addition to the Sponsor, Mr. Chaffetz co-founded and serves as co-managing partner of Timberlane Partners, a private real estate investment firm focusing on developing or repositioning multi-family and mixed-use assets in Seattle, Los Angeles, and Utah. As principal of Timberlane, Mr. Chaffetz has directly overseen approximately $540 million in real estate transactions and continues to manage a portfolio valued at roughly $350 million. Prior to Timberlane, Mr. Chaffetz started his career at Morgan Stanley, working on proprietary investments for the Commodities division. He evaluated and executed acquisitions on behalf of the company across a range of energy sectors, including E&P, shipping, carbon credit trading, oil midstream and services, and refining. Mr. Chaffetz graduated from Harvard College with an A.B in History.

The following table summarizes the equity interests in Nico REIT of each of Messrs. Levine and Chaffetz on the Record Date.

Name	Title	Total Common Stock	Value of Merger Consideration With Respect to common Stock Held as of the Merger(1)
Max Levine	Director, Chief Executive Officer and Treasurer	803	$8,038
John Chaffetz	Director, President and Secretary	60	$601

(1)	In connection with the Merger, Messrs. Levine and Chaffetz’s shares will be converted to OP Units, which they will continue to own following the Merger.

Other Directors and Executive Officers

Certain of the “disinterested” directors and executive officers of the Company will also benefit from the consummation of the Merger as a result of their ownership of the Company’s Common Stock being acquired by an affiliate of the Sponsor pursuant to the Merger Agreement. In connection with the Merger, each of the vested and unvested shares of Common Stock held by directors will be converted into OP Units and as such, such directors will continue to hold an interest in the Company’s assets. The following table summarizes the equity interests in the Company of each of such directors and executive officers on the Record Date.

Name	Title	Total Common Stock(1)	Value of Merger Consideration With Respect to common Stock Held as of the Merger(2)
Mark Chertok	Interim Chief Financial Officer and Interim Chief Accounting Officer	-	-
Megan Marini	Director	4,000	$40,040
Bruce Strohm	Independent Director	8,000	$80,080
Helen Leung	Independent Director	-	-

(1)	As of September 30, 2021, Meghan Marini and Bruce Strohm were granted 4,000 and 8,000 shares of class NL common stock, respectively, as compensation for their services as Independent Director, pursuant to our 2020 Director Stock Plan. Of the 8,000 shares granted to Mr. Strohm, 4,000 shares of class NL common stock vested and were issued as of September 30, 2021.

(2)	In connection with the Merger, Mr. Strohm’s and Ms. Marini’s issued and unvested shares will be converted to OP Units, which they will continue to own following the Merger.

The Merger

The Merger Agreement provides for the Merger Sub to be merged with and into Nico REIT, with Nico REIT surviving, subject to the satisfaction of certain conditions precedent set forth in the Merger Agreement. Following the Merger, the Surviving Entity will continue in Nico REIT’s role as the General Partner of the Operating Partnership.

Effectiveness of the Merger

The Merger will become effective at such time as the Articles of Merger are filed with the State Department of Assessments and Taxation of Maryland and a Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Sponsor and the Company will agree and specify in the Articles of Merger and Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Merger Consideration

Assuming there are no changes in the issued and outstanding equity securities of the Company between the Record Date and the date of consummation of the Merger (“Closing Date”), as of the Closing there will be 29,126 shares of Common Stock issued and outstanding (not including 4,863 shares held by the directors and other affiliates of the Sponsor). As a result of the directors’ and Merger, Messrs. Levine and Chaffetz’s agreements to have their shares converted to OP Units, the Merger Consideration payable to stockholders will not be reduced by amounts that would be otherwise allocable to shares held by such parties.

Each Stockholder will be entitled to receive a cash payment of $10.01 for each share of Common Stock. The aggregate of all Merger Consideration will be $291,551.

Determination of Merger Consideration

Overview. As used herein, “Merger Consideration” means the amount of cash distributable in respect of each share of Common Stock.

The Merger Consideration will be $10.01 per share of Common Stock.

The amount of cash per share of Common Stock was determined for the purpose of the Merger by using the NAV per share as of June 30, 2021 as announced in our 253(g)(2) and 1-U filings with the SEC made on September 30, 2021, which may be accessed here.

Valuation Methodology. As discussed in the section titled “Plan of Operation—Valuation Policies—Our NAV and NAV Per Share Calculation” of our offering circular on Form 1-A filed with the SEC on March 27, 2020 and available here (our “Offering Circular”), the NAV for our shares of Common Stock is based on the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including any accrued asset management fee or performance distributions.

Our Manager has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. From time to time, our Manager may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities and will likely differ from the book value of our equity reflected in our consolidated financial statements. To calculate our NAV for the purpose of establishing a purchase and the redemption price, when applicable, for our shares of Common Stock, we have adopted a model, as further explained in the Offering Circular, that adjusts the value of our assets and liabilities from historical cost to fair value.

Our calculation of NAV does not necessarily represent fair value measurement for purposes of financial reporting in conformity with U.S. generally accepted accounting principles (“GAAP”). However, our calculation of NAV may consider, among other things, the GAAP principles set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Our Manager calculates the fair value of our real estate properties based in part (as deemed necessary by our Manager) on values provided by third-party independent appraisers and/or brokers for it to review. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other real estate investment trusts may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differ from GAAP. As such, our NAV is not equivalent to stockholders’ equity or any other GAAP measure.

The NAV calculation is calculated semi-annually based on the NAV at the end of each fiscal semi-annual period on a fully-diluted basis. Changes in our semi-annual NAV include, without limitation, accruals of our net portfolio income, interest expense, the asset management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our semi-annual NAV also include material nonrecurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the last six months. On an ongoing basis, our Manager adjusts the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of quarterly accruals for which financial information is available. If a material event occurs in between semi-annual updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and update the NAV information provided on our website.

NAV Related to Merger Consideration. Our Manager and Board believe that the cash per share of Common Stock being proposed for the Merger of $10.01 per share represents the fair market value of the Class-L and Class-NL Common Shares of Nico REIT. This share price represents the Manager’s estimate of the fair market value of the Portfolio owned by the Company, based on data available to the Manager, including third party reports and brokers’ estimates of value for the properties, plus other assets less liabilities of the Company.

In determining the fair market value of the Portfolio, the Board relied on an estimated range of the market value of Nico REIT’s properties provided as of August 10, 2021 by an experienced local investment sales broker who is affiliated with a national brokerage firm. The broker provided an estimated high and low market value for each property in the Company’s Portfolio which in the aggregate totaled $30.8 million and $29.9 million, respectively, and the Manager estimated the fair market value by taking the midpoint of these value ranges. In aggregate, this estimate of the fair market value for the Portfolio is $30.3 million, which represents a 5.9% premium to our most recent appraisals that were performed by a nationally recognized appraiser as of December 31, 2020. The Manager believes, and the Board concurred, that this approach is a reasonable estimate of the fair market value for the Portfolio and would represent a strong execution in the current market, excluding selling costs, should the properties be sold in the near term. It also represents a 5.4% premium to the initial purchase price (i.e., $9.50) of the Common Stock.

The Board has determined that the Merger Consideration remains is and reasonable to the stockholders as of the date of the Merger Agreement.

Appraisal Rights

Under the MGCL and the Charter, Stockholders are not entitled to exercise appraisal rights as a result of the Merger.

THE MERGER AGREEMENT

The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Annex A and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. Terms used and not otherwise defined in this section of the Information Statement have the same meanings as in the Merger Agreement.

Overview

Payment of Merger Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or any shares of Merger Sub, (i) each issued and outstanding share of Merger Sub will be converted into and become one fully paid and nonassessable share of the Surviving Entity, (ii) all shares of Common Stock that are owned by the Sponsor or Merger Sub immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist and no consideration will be delivered in exchange therefor and (iii) each share of Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration (i.e., $10.01) applicable to such share of Common Stock, in cash, without interest, and subject to any required withholding of taxes.

The Company has designated the Paying Agent as its agent to receive the aggregate of all Merger Consideration received in connection with the Merger and subsequently distribute each Stockholder’s allocable Merger Consideration following the Merger.

Representations and Warranties

The Merger Agreement contains various customary representations and warranties of the parties as to various matters, such as: due organization; capital structure; authority; consents and approvals; litigation; and compliance with laws. The representations or warranties are conditions to closing the Merger but will not survive the Effective Time.

Continuation of the Operating Partnership

Following the Merger, Nico REIT, as the Surviving Entity, will continue as the General Partner of the Operating Partnership. The Operating Partnership’s existence will continue unaffected by the Merger and the Operating Partnership will continue to own and operate all the same assets as prior to the Merger.

Conditions to Closing

Conditions to Obligations of Each Party to Consummate the Merger

The respective obligations of each party to effect the Merger and the other transactions expressly contemplated by the Merger Agreement are subject to the satisfaction or waiver prior to the Closing Date of the following conditions:

•	No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Merger and the other transactions expressly contemplated thereby will be in effect.

•	At least (i) a majority of the outstanding shares of Common Stock held by all Stockholders, as well as (ii) a majority of the outstanding shares of Common Stock held by “disinterested” Stockholders, in each case acting together as a single class, will have voted to approve the Merger.

Conditions to the Obligation of Sponsor and Merger Sub to Consummate the Merger

The obligations of Sponsor and Merger Sub to effect the Merger and the other transactions expressly contemplated by the Merger Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

•	The representations and warranties of the Company contained in the Merger Agreement will be true and correct as of the date of the Merger Agreement and as of the Closing Date with the same effect as though made as of the Closing Date except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

•	Nico REIT will have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date.

•	No Legal Restraint will be in effect that would reasonably be expected to result, directly or indirectly, in a substantial detriment.

•	There will not be threatened or pending any litigation brought that would reasonably be expected to result in any Legal Restraint having a substantial detriment.

Conditions to the Obligation of Nico REIT to Consummate the Merger

The obligation of Nico REIT to effect the Merger and the other transactions expressly contemplated by the Merger Agreement are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

•	The representations and warranties of Sponsor and Merger Sub contained in the Merger Agreement will be true and correct as of the date of the Merger Agreement and as of the Closing Date, with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

•	Sponsor and Merger Sub will have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date.

Conduct of Nico REIT’s Business Prior to the Merger

During the period from the date of the Merger Agreement to the earlier of (1) the Effective Time and (2) such time, if any, as the Merger Agreement is terminated in accordance with the terms thereof, except with the prior written consent of Sponsor or as specifically contemplated by the Merger Agreement, Nico REIT will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice.

Certain Tax Matters

Nico REIT will terminate tax sharing agreements, arrangements and practices between Nico REIT (and any affiliate of Nico REIT), on the one hand, and any other party, on the other hand.

All stock transfer, real property transfer or gains taxes, documentary, sales, use, registration, value-added and other similar taxes and related fees (including interest, penalties and additions thereto) incurred in connection with the Merger will be borne by Sponsor.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Merger and the other transactions contemplated thereby will be paid by (i) the Operating Partnership (i.e., only its existing limited partners other than the Company) and (ii) the Merger Sub in proportion to their ownership of the Operating Partnership such that the amount of the Merger Consideration payable to the Stockholders is not being reduced on account of such expenses.

No Solicitation

Nico REIT will not, nor will it permit any of its subsidiaries to, authorize or permit any current or former director, officer, employee, contractor or consultant of Nico REIT or any investment banker, attorney, accountant or other advisor or representative of Nico REIT or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any Takeover Proposal (defined below) or any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Takeover Proposal.

In addition, the Merger Agreement requires Nico REIT to promptly (but in any event within 24 hours) advise Sponsor orally and in writing of any request for information that Nico REIT reasonably believes would lead to or contemplates a Takeover Proposal or of any Takeover Proposal, or any inquiry Nico REIT reasonably believes would lead to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent material amendment or modification to such terms and conditions) and the identity of the Person making any such request, Takeover Proposal or inquiry. Nico REIT will keep Sponsor informed on a current basis in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

The term “Takeover Proposal” means any inquiry, proposal or offer from any person (other than by Sponsor or one of its subsidiaries) relating to, or that would reasonably be expected to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, public offering, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Nico REIT or the Company, taken as a whole, or (B) 10% or more of the outstanding Common Stock of, or other equity or voting securities or interests in, Nico REIT, or any class of Common Stock of, or other equity or voting securities or interests in, any of Nico REIT’s subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (A) above, in each case other than the transactions expressly contemplated by the Merger Agreement.

RISK FACTORS

The Merger involves a high degree of risk. You should carefully consider the following risk factors and the Company Financial Data in the Annual Report on Form 1-K and Semiannual Report on Form 1-SA, in addition to the other information contained in this Information Statement, in deciding whether to approve the Merger and approve the transactions contemplated thereby.

Risks Related to the Merger

THE STOCKHOLDERS MAY RECEIVE GREATER CONSIDERATION FOR THEIR COMMON STOCK IN THE FUTURE IF NICO REIT REMAINS INDEPENDENT OR ENTERS INTO AN ALTERNATIVE TRANSACTION.

In the event that Nico REIT does not consummate the Merger with Sponsor and Merger Sub, it is possible that the value of the Common Stock will increase beyond the value to be received by each Stockholder of Nico REIT as consideration for such Stockholder’s Common Stock pursuant to the Merger Agreement. Furthermore, there may be alternative transactions that are available to Nico REIT that would allow the Stockholders to receive greater consideration for their Common Stock. Therefore, there can be no assurance that, in connection with the Merger, the Stockholders of Nico REIT are receiving the maximum consideration for their Common Stock, and the Stockholders of Nico REIT may accept in the Merger an amount of consideration for their Common Stock that is less than they would receive at a later date if Nico REIT remained independent or if Nico REIT entered into an alternative transaction.

The Manager and the Board have simultaneously explored a sale of the Company’s Portfolio of properties and the Surviving Entity and the Operating Partnership may, in fact, put the properties on the market after the effectuation of the Merger. The price the properties are sold in a subsequent sale after the Merger may result in some or all of the properties being sold at a price greater than that of the appraisals used in determining NAV per share and the Merger Consideration. Although the Board believes that pursuing the Merger transaction ahead of a potential sale of the properties provides a quicker, more certain path to return stockholder capital when compared with pursuing a sale process while remaining a public company, there can be no assurance that such a sale process would not result in greater returns to our Stockholders. Additionally, since the Merger is an affiliated transaction, Nico REIT will be required to provide fewer representations and warranties, will not be required to indemnify the Sponsor, will not be subject to any holdbacks, and will not be required to pay any expenses of the Merger.

SOME OF THE DIRECTORS AND CERTAIN MEMBERS OF MANAGEMENT OF NICO REIT HAVE INTERESTS DIFFERENT FROM THE INTERESTS OF THE STOCKHOLDERS OF NICO REIT THAT COULD AFFECT THEIR DECISION TO EXECUTE THE PROXY CARD AND TO ENTER INTO AND CAUSE NICO REIT TO ENTER INTO THE MERGER AGREEMENT.

The interests of the directors and certain members of management of Nico REIT that are different from, or are in addition to, those of the Stockholders of Nico REIT generally could affect their decision to enter into and cause Nico REIT to enter into the Merger Agreement and to execute the Proxy Card. These interests include, but may not be limited to, the determination of the valuation of the Company and the Merger Consideration, employment or potential employment arrangements with Sponsor for certain of the Company’s officers. As a result of these interests, these directors and members of management may be more likely to enter into and cause Nico REIT to enter into the Merger Agreement than if they did not have these interests. See “The Merger—Interests of Certain Directors and Officers of the Company” for additional information.

OUR DIRECTORS WILL HAVE THEIR VESTED AND UNVESTED GRANTS OF COMMON STOCK CONVERTED TO OP UNITS PRIOR TO THE MERGER, WHICH MEANS THEY COULD RECEIVE MORE CONSIDERATION FOR THEIR OP UNITS THAN HOLDERS OF COMMON SHARES WILL RECEIVE FROM THE MERGER CONSIDERATION.

Our directors have an outstanding balance of 12,000 shares (vested and unvested) of class NL common stock pursuant to our 2020 Director Stock Plan. In connection with the Merger, these directors’ shares will be converted to OP Units. Such directions will keep ownership of these OP Units following the Merger. As a result, such directors may have interests as a prospective OP Unitholder which are different than your interests as a Stockholder. The directors believe this will be to the benefit of other holders of Common Stock because the withdrawal of their Common Stock from the pool of Nico REIT that will be entitled to receive the Merger Consideration will be reduced, however it is possible that the underlying assets of the Operating Partnership may in the future be sold for a greater price than the price determined for the Merger. This could impact the directors’ judgement as to the proper price agreed to with the Sponsor in the Merger.

NO FAIRNESS OPINION WAS OBTAINED IN CONNECTION WITH THE MERGER.

The independent directors have reviewed and approved the Merger. However, the Board did not obtain a fairness opinion in connection with the Merger. Therefore, no third-party investment bank or financial advisor has passed on the fairness, from a financial point of view, of the Merger for Nico REIT or of the consideration to be received by Stockholders pursuant to the Merger Agreement.

WE MAY NOT CONSUMMATE THE MERGER, IN WHICH CASE WE WOULD STILL HAVE TO PAY FEES RELATED TO THE PROPOSED TRANSACTION.

If the Merger Agreement is terminated without consummation of the Merger, we will be required to pay our own fees and expenses incurred in connection with the proposed transaction, including legal and accounting fees. Payment of these fees will reduce the Company’s cash reserves and may have a negative impact on calculation of our NAV.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material U.S. Federal income tax consequences of the Merger that are generally applicable to holders of Common Stock that are U.S. Holders (as defined below) and does not address any tax consequences to a holder of Common Stock that is not a U.S. Holder. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to a U.S. Holder as described herein. The discussion is for general information purposes only and does not deal with all U.S. federal income tax considerations that may be relevant to particular classes of U.S. Holders in light of their special circumstances, including, for example, U.S. Holders who are dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, tax-exempt entities, financial institutions, mutual funds, insurance companies, non-U.S. persons, U.S. expatriates, certain former U.S. citizens or long-term residents of the United States, persons who hold their Common Stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, and persons who acquired their Common Stock upon exercise of stock options or in other compensatory transactions. Furthermore, no state, local, non-income (including estate or gift tax laws), alternative minimum, net investment income or non-U.S. tax considerations are addressed herein. In addition, the discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions occur in connection with the Merger). The discussion is based on U.S. federal income tax law in effect as of the date hereof, which is subject to change at any time (possibly with retroactive effect). This discussion only addresses U.S. Holders who hold Common Stock as a capital asset within the meaning of Section 1221 of the Code. No opinions of counsel or rulings from the Internal Revenue Service have been requested or obtained in connection with the Merger. As a result, the Internal Revenue Service could disagree with portions of this discussion.

If a partnership (or entity treated as a partnership for U.S. federal income tax purposes) holds Common Stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Accordingly, partnerships (and entities treated as partnerships for U.S. federal income tax purposes) and partners of such partnerships should consult their tax advisors.

ALL HOLDERS OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO THEM OF THE MERGER.

For purposes of this discussion, the term “U.S. Holder” means a Holder that is, for U.S. federal income tax purposes:

• an individual citizen or resident of the United States;

• a corporation (including any entity treated as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

• a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

• an estate the income of which is subject to U.S. Federal income tax regardless of its source.

Taxable Sale Treatment. U.S. Holders that receive cash in the Merger will have disposed of their shares of Common Stock in a fully taxable transaction for U.S. federal income tax purposes. As a result, a U.S. Holder will generally be required to recognize gain or loss with respect to each share of Common Stock surrendered in the Merger in an amount equal to the difference between (i) the amount of the Merger Consideration received in exchange for such Common Stock and (ii) such U.S. Holder’s adjusted tax basis in the Common Stock surrendered in exchange therefor. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Stock is more than one year. Long-term capital gain recognized by a non-corporate U.S. citizen or resident is generally eligible for preferential tax rates at a current maximum rate of 20%. If a U.S. Holder’s holding period is one year or less, such stockholder's capital gain or loss will be a short-term capital gain or loss. Short-term capital gain is taxed at ordinary income rates. Generally, capital losses are deductible only against capital gains and are not available to offset ordinary income; however, individuals are allowed to use a limited amount of net capital losses to offset their ordinary income. Even if a U.S. Holder would otherwise recognize capital gain with respect to the Merger, to the extent that cash is considered to be received in exchange for services or property (other than solely Common Stock), such U.S. Holder could be required to recognize ordinary income.

The amount and character of gain or loss must be calculated separately for each block of shares of Common Stock (i.e., shares acquired at the same time in a single transaction). U.S. Holders who own separate blocks of shares of Common Stock should consult their tax advisors with respect to these rules.

Backup Withholding and Information Reporting. A U.S. Holder (other than certain exempt U.S. Holders, including corporations) may be subject to backup withholding (currently at a 24% rate) unless such U.S. Holder provides its correct taxpayer identification number (“TIN”), or certifies that it is awaiting a TIN, and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder who fails to furnish a TIN may be subject to tax penalties, and the gross proceeds of the Merger payable to such Holder may be subject to backup withholding at a 24% rate. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of such U.S. Holder, and a refund can be obtained by the U.S. Holder if backup withholding results in an overpayment of tax and the U.S. Holder timely furnishes the applicable information to the Internal Revenue Service. A U.S. Holder may also be subject to certain information reporting requirements.

ANNEX A

Agreement and Plan of Merger

ANNEX B

Proxy Card

[see attached]

Nico Echo Park, Benefit Corp. – PROXY CARD FOR STOCKHOLDERS

AUTHORIZE A PROXY TO VOTE YOUR SHARES BY EMAIL

Mark, sign, and date your proxy card and return it to Nico Echo Park, Benefit Corp., c/o The Neighborhood Investment Company (Nico), Inc. at the address or email address below.

Name:	KEEP
Email Address:	THIS PORTION
Nico ID:	FOR YOUR RECORDS
Login Pin for Special Meeting attendance:
Control number for online voting during the Special Meeting:
Envelope Control Number:

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
NICO ECHO PARK, BENEFIT CORP.
THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL BELOW.

Merger Agreement		For	Against	Abstain

1.	Approval of the Merger pursuant to the Merger Agreement	o	o	o

2.	The transaction of such other business as may properly come before the special meeting or any postponement or adjournment thereof.	o	o	o

For address changes and/or comments, please check this box and write them on the back where indicated.	o

Please sign exactly as name appears on this proxy card, representing shares to be voted by this proxy, as shown on the label above. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If a corporation, please sign full corporation name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person(s).

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

This can be delivered by email to:

investors@mynico.com

*Please note, if you are responding to an email within DocuSign, your response will be automatically sent upon completion of the envelope.

If you have any questions regarding the Merger or the enclosed materials (or alternative ways to submit your proxy card), please do not hesitate to call The Neighborhood Investment Company (Nico), Inc. at (855) 300-6426 or via email at investors@mynico.com.

Nico Echo Park, Benefit Corp.
PROXY FOR SPECIAL MEETING OF STOCKHOLDERS
NOVEMBER 22, 2021

This Proxy is Solicited on behalf of the Board of Directors

The undersigned, as record holder of the shares of common stock (“Common Stock”) of Nico Echo Park, Benefit Corp. (“Nico REIT”), hereby constitutes and appoints Max Levine as proxy, with full power of substitution, to attend the Special Meeting of Stockholders and vote all shares of Common Stock that the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of Nico REIT to be held via live webcast at www.meetnow.global/MPZAA29.com at 10am. PST, November 22, 2021 and at any adjournments or postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and accompanying Proxy Statement, the terms of which are hereby incorporated by reference, and revokes any proxy previously given with respect to such meeting.

This proxy will be voted as specified by the undersigned. If no choice is specified, the proxy will be voted according to the Board of Directors’ recommendation indicated on the reverse side, and in the discretion of the proxy holders for any other matters that may properly come before the meeting or any postponement or adjournment thereof.

Address Changes and/or Comments:

(If you noted any Comments above, please mark corresponding box on the reverse side.)

(To be signed on reverse side.)